UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment # 4)*

                               US Search.com, Inc.
                                (Name of Issuer)

                         Common Shares, $.001 par value
                         (Title of Class of Securities)

                                    903381101
                                 (CUSIP Number)

              Pequot Capital Management, Inc., 500 Nyala Farm Road
             Westport, CT 06880 Attn: Kevin E. O'Brien 203/429-2200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 18, 2002
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Check the following box if a fee is being paid with this statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP NO. 903381101


             SCHEDULE 13D
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1.     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Pequot Capital Management, Inc.
       06-1524885
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2.     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*

                                                     (a)
                                                     (b)
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3.     SEC USE ONLY

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4.     SOURCE OF FUNDS*

       00
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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       CONNECTICUT
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                   7.  SOLE VOTING POWER
                       54,975,233
                   ------------------------------------------------------------
NUMBER OF SHARES
BENEFICIALLY       8.  SHARED VOTING POWER
OWNED BY EACH          0
REPORTING          ------------------------------------------------------------
PERSON WITH        9.  SOLE DISPOSITIVE POWER
                       54,975,233
                    -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         54,975,233
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         55.10%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IA
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

This Statement relates to the Common Stock, $.001 par value (the "Shares"), of US Search.com, Inc. (the "Company"), a Delaware corporation. The Company's principal executive office is located at 5401 Beethoven Street, Los Angeles, California 90066.

Item 2.  Identity and Background

This statement is being filed on behalf of Pequot Capital Management, Inc., a Connecticut corporation (the "Reporting Person"). The principal business of the Reporting Person, an investment adviser registered under the Investment Advisers Act of 1940, is to act as investment adviser to certain managed accounts.

The executive officers of the Reporting Person are Messrs. Arthur J. Samberg and Kevin E. O'Brien, the directors of the Reporting Person are Messrs. Samberg and O'Brien, and the controlling shareholder is Mr. Samberg (collectively, the "Executive Officers, Directors and Controlling Person"). The business address of the Reporting Person and the Executive Officers, Directors and Controlling Person is 500 Nyala Farm Road, Westport, CT 06880.

Neither of the Reporting Person nor the Executive Officers, Directors and Controlling Person have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither of the Reporting Person nor the Executive Officers, Directors and Controlling Person have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Each of the Executive Officers, Directors and the Controlling Person are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

As of the date hereof, under Rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Person is deemed to be the beneficial owner of 54,975,233 of the Shares in the accounts for which the Reporting Person exercises investment discretion (the "Accounts"). On December 20, 2001, in a previously reported transaction, the Reporting Person purchased the Convertible Note and the Common Stock Warrant (both as defined in Item 6) for an aggregate total of $3,500,000. As more fully described in Item 6 below and in the event that is subject to this filing, the number of Shares into which the Convertible Note (along with unpaid accrued interest) was to be converted became determinable on July 18, 2002, the date of the Company's Stockholder Meeting (the "Company Event"). The number of Shares into which the Convertible Note was converted was 6,922,399 Shares. Concurrently with the Company Event and pursuant to the terms of the Convertible Note, the Company issued to the Reporting Person an Additional Common Stock Warrant (as defined in Item 6) which is exercisable immediately into 223,499 Shares, the terms of such Additional Common Stock Warrant being substantially identical to the terms of the Common Stock Warrant. Also, on July 17, 2002, the Company granted to the Reporting Person the New Option (as defined in Item 6) in connection with the Reporting Person's participation on the Company's Board of Directors, of which 4,167 Shares are vested and currently exercisable by the Reporting Person based on the New Option's vesting schedule. On July 19, 2002, the Reporting Person elected to convert all of the Series A-1 Preferred (as defined below) into Shares (the "Preferred Conversion"). In addition, the Reporting Person beneficially owns 47,825,168 Shares as reported previously (42,107,303 Shares attributable to certain preferred stock convertible into Shares ("Series A-1 Preferred") which were converted into Shares pursuant to the Preferred Conversion described above, 1,036,549 Shares attributable to a warrant exercisable into convertible preferred stock which is convertible into Shares ("Series A-1 Warrant"), 63,819 Shares attributable to options exercisable into Shares ("Previous Options"), 1,117,497 Shares attributable to the Common Stock Warrant and 3,500,000 Shares in the form of common stock.) See Item 6 below for a more detailed description of the above which is the subject of this filing.

The funds for the purchase of the Shares held by the Accounts were obtained from the contributions of their various partners/shareholders.

Item 4.  Purpose of Transaction

The Reporting Person acquired the Shares beneficially owned by it as an investment and in the ordinary course of business. The Reporting Person intends to review on a continuing basis its investment in the Company, including the Company's business, financial condition and operating results and general market and industry conditions and, based upon such review, may acquire additional Shares or dispose of Shares in the open market, in privately negotiated transactions or in any other lawful manner. One employee of the Reporting Person currently serves on the Board of Directors of the Company. The Reporting Person reserves the right to take whatever further action with respect to the Accounts' holdings in the Company as the Reporting Person deems to be in the best interest of such Accounts.

Other than as described herein, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the Executive Officers, Directors and Controlling Person, has any plans or proposals which relate to or would result in: (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company's business or corporate structure including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)      Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         As of the date hereof, the Reporting Person beneficially owns in the aggregate 54,975,233 Shares. These Shares represent approximately 55.10% of the Shares that the Reporting Person believes to be outstanding if the Series A-1 Warrant, the Common Stock Warrant and the Additional Common Stock Warrant were converted into Shares and the vested portion of both the Previous Options and the New Option were exercised into Shares. In addition, one employee of the Reporting Person serves on the Board of Directors of the Company. The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of all of the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On December 20, 2001, the Company issued to the Reporting Person a convertible promissory note (the "Convertible Note") in the aggregate principal amount of $3,500,000 and a warrant exercisable into 1,117,497 Shares (the "Common Stock Warrant") for consideration in the amount of $3,500,000. Pursuant to the terms of the Convertible Note, the conversion rate of the Convertible Note was to be determined on the date the stockholders of the Company approved the issuance of the Shares underlying (the Convertible Note. The required stockholder approval was obtained on the date of the Company Event. The rate was determined to be $0.5292, which, pursuant to the terms of the Convertible Note, represents 90% of the 10-day average closing bid price (the "Conversion Rate") prior to the date of the Company Event. Immediately after the setting of the Conversion Rate, the Convertible Note along with accrued interest of $163,333 was converted into 6,922,399 Shares. In addition, pursuant to the terms of the Convertible Note, the Reporting Person was issued a warrant immediately exercisable into 223,499 Shares (the "Additional Common Stock Warrant"). The exercise price of both the Common Stock Warrant and the Additional Common Stock Warrant is $1.044 per share. Cashless exercise is permitted.

In connection with the Reporting Person's participation (through its employee) on the Company's Board of Directors, the Company granted an option on July 17, 2002 (the "Grant Date") for 25,000 Shares (the "New Option"), which based upon its vesting schedule, is exercisable into 4,167 Shares as of the date of the Company Event. The New Option vests monthly over a 12 month period at the end of each month after the Grant Date. The exercise price of this option is $0.58 per share.



Item 7.  Material to be Filed as Exhibits


None.


After a reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

July 23, 2002

Pequot Capital Management, Inc.

By:/s/ Kevin E. O'Brien
       Kevin E. O'Brien, General Counsel